UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 02, 2019

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 01 November 2019
Exhibit No. 2	Director/PDMR Shareholding dated 06 November 2019
Exhibit No. 3	Director/PDMR Shareholding dated 14 November 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: December 02, 2019

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

1 November 2019

Barclays PLC - Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 October 2019, Barclays PLC's issued share capital consists of 17,271,491,298 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure (17,271,491,298) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Lisa Bartrip	Tom Hoskin
+44 (0) 20 7773 0708	+44 (0) 20 7116 4755

Exhibit No. 2
 6 November 2019

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Laura Padovani
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Acquisition of Shares following the exercise of an option granted under the Barclays Group SAYE Share Option Scheme.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.20	6,000
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2019-11-05
f)	Place of the transaction	Outside a trading venue

  For further information please contact:

Investor Relations	Media Relations
Lisa Bartrip	Tom Hoskin
+44 (0)20 7773 0708	+44 (0)20 7116 4755

Exhibit No. 3

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bob Hoyt
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction	Disposal of Shares by Barclays Wealth Nominees Limited on behalf of the individual named above.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.697	50,000
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2019-11-13
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Lisa Bartrip	Tom Hoskin
+44 (0)20 7773 0708	+44 (0)20 7116 4755